Exhibit 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to Registration Statement No. 333-132901 on Form S-3 of our report dated June 14, 2004 (June 19, 2006 as to the effects of discontinued operations described in Note 12) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets”), relating to the financial statements and financial statement schedule of Halifax Corporation appearing in the Annual Report on Form 10-K of Halifax Corporation for the year ended March 31, 2006, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.
/s/ DELOITTE & TOUCHE LLP
McLean, Virginia
July 27, 2006